

Mail Stop 3561

November 10, 2009

Via Fax & U.S. Mail

Mr. James H. Woodward, Jr.
Chief Financial Officer
Accuride Corporation
7140 Office Circle
Evansville, Indiana 47715

> **Re: Accuride Corporation**
> **Form 10-K for the year ended December 31, 2008**
> **File No. 001-32483**

Dear Mr. Woodward:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

David R. Humphrey
Branch Chief